Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741
April 3, 2025
Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Poplar Forest Partners Fund (S000027249)
Poplar Forest Cornerstone Fund (S000047729)
Dear Ms. O’Neal:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1162 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1164 under the Investment Company Act of 1940, as amended, on Form N-1A on February 12, 2025 (SEC Accession No. 0000894189-25-000963).
For your convenience, the Staff comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA. With respect to responses showing revisions made by the Trust, new language is underlined and deleted language has a ~~strike-through~~.
Comment: Please revise the statement required by Item 10(a)(1)(iii) of Form N-1A to reference the Funds’ Form N-CSR/N-CSRS filing as opposed to the annual report or semi-annual report in accordance with the tailored shareholder report rule.
Response: The Trust responds by revising the statement as follows:
“~~Discussions~~ A discussion regarding the basis of the Board’s approval of the investment advisory agreement with Tocqueville Asset Management, L.P. for the Funds will be available in the Funds’ ~~[semi-annual] report to shareholders~~ Semi-Annual Financial Statements and Additional Information for the period ending March 31, 2025, which will be included in the Funds’ Form N-CSRS and will be available on the Funds’ website.”

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Sincerely,
/s/Elaine E. Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust